GOLDBELT CONFIRMS IMPORTANCE OF FOOTWALL ZONES AT
THE INATA DEPOSIT, BURKINA FASO

77m @ 4.44 g/t GOLD FROM 12m INTERCEPTED WITHIN INATA MAIN ZONE

Toronto, Ontario – (July 3, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to announce new drilling results from a 74-hole reverse circulation (‘RC’) drilling program (INRC1113 to INRC1186) targeting additional shallow footwall mineralized zones (up to three in number) at their flagship Inata Deposit in northern Burkina Faso.

These footwall zones are parallel to, and in close proximity to the main Inata mineralization. The approximate position and geometry of these footwall zones was determined from the 3D geological modeling that was conducted in concert with the resource estimation in March 2007 but they were not fully drill-tested.

The current drilling has successfully demonstrated the existence and continuity of the footwall zones. Much of the footwall mineralization will be upgraded from a current Inferred Resource category to an Indicated Resource category or higher on the basis of the new drilling. Importantly, it is anticipated that the bulk of the new footwall mineralization, some of which contain high-grade gold mineralization, will be captured in the new pit design once the new resource has been estimated (work in progress).

In places, the footwall mineralization was wider than expected (Inata North: 9m @ 3.93 g/t gold from 48m [INRC1128] and 11m @ 4.29 g/t gold from 76m [INRC1136] and at Inata Central, 34m @ 3.69 g/t gold from 44m [INRC1174]).

In addition, the drilling successfully intercepted very wide zones of mineralization within the main Inata North and Inata Central areas (Main Zone) that will upgrade existing in-pit Inferred Resources to a Measured or Indicated category in preparation for resource (and later, reserve) estimation.

Significant results (greater than 5 gramme-metres Au) for both Main Zone and footwall zones are contained in Table 1. The highlights of the Main Zone mineralized intercepts are:

Inata North

¥24m @ 2.22 g/t gold from surface including 14m @ 3.04 g/t gold from 1m (INRC1118)
¥19m @ 4.1 g/t gold from 126m including 11m @ 5.85 g/t gold from 130m (INRC1127)
¥82m @ 2.58 g/t gold from surface including 13m @ 6.34 g/t gold from 22m and 6m @ 5.99 g/t gold from 60m (INRC1142)
¥77m @ 4.44 g/t gold from 12m including 20m @ 5.98 g/t gold from 14m, 5m @ 12.02 g/t gold from 47m and 7m @ 9.53 g/t gold from 63m (INRC1143)
¥52m @ 4.19 g/t gold from 60m including 12m @ 7.07 g/t gold from 60m and 7m @ 9.34 g/t gold from 96m (INRC1144)
¥24m @ 4.42 g/t gold from 99m including 12m @ 5.66 g/t gold from 100m (INRC1145)
¥29m @ 3.02 g/t gold from 128m including 14m @ 3.94 g/t gold from 131m (INRC1146)

Inata Central

¥11m @ 6.73 g/t gold from 34m including 7m @ 9.65 g/t gold from 35m (INRC1171)

A new resource estimate, incorporating the new results of the footwall mineralization and the Inata Main Zone mineralization, is currently in progress by independent consultants, Ravensgate of Perth.

Much of the mineralization that has been drilled in this program is within or very close to the pit design used in the prefeasibility work and it is anticipated that much of the 356,000 ounces of Inferred resources will be upgraded and added to Goldbelt’s existing 1,200,000 ounces of Measured and Indicated gold resources (3,934,000 tonnes @ 2.5 g/t measured and 17,621,000 tonnes @ 1.6 g/t indicated - see news release dated 22 March 2007). The upgraded resource model will be optimized and a new pit design generated for the bankable feasibility study.

Peter Turner, Vice President of Exploration and Business Development said, “We are delighted with the results of the Company’s recent drilling program that confirms the existence and continuity of the footwall lodes and re-affirms the quality of our Main Zone oxide mineralization. These results will boost our Measured and Indicated Resource base at Inata. We look forward to completing our bankable feasibility study in due course and to bringing the Inata Project into production”.

The information in this report relating to resource estimation is based on information compiled by Dr. Peter Turner, who is the Vice President of Exploration and Business Development of Goldbelt Resources Ltd, and a Member of the Australian Institute of Mining and Metallurgy. Dr. Turner have sufficient experience relevant to the exploration data, style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Qualified Person as defined by National Instrument 43-101.

Dr. Turner consented to the filing of the written disclosure in this press release with the securities regulatory authorities referred to above.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:    “Peter Turner”
Dr. Peter Tuner, VP Exploration & Business Development
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Hole Number	Zone	East	North	Depth of hole (m)	From (m)	To (m)	Interval (m)	Gold grade (g/t)

INATA NORTH

INRC1113	MZ	682979.85	1589151.02	66	13	15	2	2.7
and	FWZ				44	53	9	1.24
INRC1114	FWZ	683034.55	1589050.46	90	1	10	9	1.32
and	FWZ				22	23	1	15.6
INRC1118	MZ	682972.83	1589000.83	126	0	24	24	2.22
including	MZ				1	15	14	3.04
INRC1120	FWZ	683006.96	1588950.14	70	10	13	3	2.02
and	FWZ				59	63	4	3.58
INRC1121	MZ	682941.78	1588900.65	144	0	9	9	7.35
including	MZ				1	6	5	9.88
and	FWZ				41	48	7	1.27
including	FWZ				46	48	2	2.92
INRC1122	MZ	682901.38	1588900.65	180	60	81	21	2.39
including	MZ				67	70	3	4.59
INRC1123	MZ	682918.42	1588850.65	150	5	6	1	9.17
and	MZ				10	14	4	3.48
including	MZ				11	13	2	6.17
and	MZ				22	25	3	6.41
and	FWZ				49	54	5	1.35
INRC1124	MZ	682939.48	1588824.74	30	11	15	4	2.83
INRC1125	MZ	682914.23	1588825.12	100	8	16	8	2.72
INRC1126	MZ	682854.34	1588824.95	118	75	78	3	2.15
INRC1127	MZ	682809.79	1588825.02	169	126	145	19	4.1
including	MZ				130	141	11	5.85
INRC1128	FWZ	682965.03	1588801.27	90	48	57	9	3.93
including	FWZ				54	56	2	12.57
INRC1130	FWZ	682923.84	1588752.40	84	72	78	6	2.18
including	FWZ				76	78	2	5.38
INRC1133	MZ	682922.02	1588728.06	116	1	6	5	2.87
and	FWZ				53	69	16	2.55
including	FWZ				60	66	6	4.68
INRC1134	FWZ	682889.88	1588728.25	143	108	116	8	1.50
INRC1135	FWZ	682933.83	1588705.51	58	36	38	2	4.65
INRC1136	MZ	682902.60	1588705.63	90	4	18	14	2.38
and	FWZ				76	87	11	4.29
including	FWZ				79	82	3	9.62
INRC1137	FWZ	682967.38	1588679.97	46	17	18	1	73.5
INRC1138	FWZ	682921.77	1588680.15	90	39	45	6	2.38
including	FWZ				41	42	1	6.05
INRC1140	MZ	682827.04	1588605.38	114	57	70	13	1.36
INRC1141	MZ	682792.01	1588605.62	153	72	78	6	1.81
including	MZ				76	77	1	5.15
and	MZ				102	105	3	2.04
and	MZ				124	134	10	1.31
INRC1142	MZ	682860.85	1588555.43	102	0	82	82	2.58
including	MZ				22	35	13	6.34
including	MZ				60	66	6	5.99
and	FWZ				93	95	2	4.41
INRC1143	MZ	682834.07	1588555.60	126	12	89	77	4.44
including	MZ				14	34	20	5.98
including	MZ				47	52	5	12.02
including	MZ				63	70	7	9.53
INRC1144	MZ	682804.56	1588555.42	168	40	42	2	5.93
and	MZ				60	112	52	4.19
including	MZ				60	72	12	7.07
including	MZ				96	103	7	9.34
and	FWZ				122	126	4	3.49
and	FWZ				140	145	5	1.63
INRC1145	MZ	682777.11	1588555.25	188	62	69	7	1.32
and	MZ				99	123	24	4.42
including	MZ				100	112	12	5.66
INRC1146	MZ	682750.42	1588555.26	160	86	93	7	1.77
including	MZ				91	92	1	5.25
and	MZ				128	157	29	3.02
including	MZ				131	145	14	3.94
INRC1147	MZ	682794.66	1588174.89	125	66	69	3	7.3
INRC1148	MZ	682808.70	1588149.96	66	55	63	8	3.89
INRC1150	MZ	682840.48	1588024.34	36	16	22	6	1.23
INRC1152	MZ	682826.33	1587975.24	52	43	47	4	2.31
including	MZ				44	46	2	4.02

SAYOUBA

INRC1155	MZ	683312.63	1589050.13	90	57	61	4	1.58
INRC1156	MZ	683290.63	1589050.45	110	64	70	6	1.15
INRC1157	FWZ	683374.58	1588939.81	66	17	23	6	1.9
INRC1158	FWZ	683332.92	1588939.93	100	14	19	5	1.49
and	FWZ				31	38	7	1.09
and	FWZ				64	98	34	3.53
including	FWZ				67	76	9	7.26
INRC1161	FWZ	683313.94	1588877.07	102	82	85	3	3.07
and	FWZ				89	92	3	3.28

INATA CENTRAL

INRC1163	FWZ	682968.68	1587725.97	121	103	107	4	1.42
INRC1164	MZ	682988.18	1587676.62	90	46	48	2	2.71
and	FWZ				62	64	2	2.62
and	FWZ				72	77	5	1.49
INRC1165	MZ	682957.63	1587676.49	96	72	78	6	3.63
and	MZ				83	87	4	2.15
INRC1167	FWZ	683071.77	1587351.72	49	17	34	17	1.56
including	FWZ				18	23	5	3.23
INRC1169	MZ	683022.61	1587351.74	115	3	7	4	1.38
and	FWZ				81	83	2	2.55
and	FWZ				101	108	7	1.98
including	FWZ				101	103	2	5.35
INRC1171	MZ	682982.54	1587326.43	160	34	45	11	6.73
including	MZ				35	42	7	9.65
and	FWZ				154	157	3	5.76
INRC1172	FWZ	683071.57	1587302.66	39	0	7	7	1.33
and	FWZ				14	17	3	4.39
INRC1173	FWZ	683049.11	1587302.72	69	46	50	4	5.93
INRC1174	FWZ	683027.39	1587302.56	94	44	78	34	3.69
including	FWZ				59	69	10	6.32
INRC1175	MZ	683001.90	1587302.72	128	1	15	14	1.9
and	FWZ				93	100	7	6.13
Table 1. Significant drill results from Inata North & Central and Sayouba. MZ = Main Mineralised domain, FWZ = Footwall zone.

Notes accompanying drilling results

▪	All holes are drilled by reverse circulation
▪	All holes have been drilled to UTM Grid East (090[o] at an inclination of -60o). All holes have been surveyed down-hole at the bottom of the hole and at every 30m up-hole
▪	Each sample is a 3kg sample of each metre interval that was riffle split at the drilling site and uniquely numbered
▪	All samples were prepared at the SGS Laboratory in Ouagadougou by drying and pulverizing to 90% passing 75µm.
▪	Gold analysis was conducted by lead recuperation, fire assay with an atomic absorption spectrometry (AAS) finish (a detection limit of 0.01 ppm Au quoted by SGS)
▪
Internationally recognized geo-reference standards, duplicate samples and blank samples are inserted in sequence with all drilling samples at a frequency of 1 in every 25, 20 and 30 respectively to monitor the accuracy of the procedure

▪	All results of geo-reference standards and blanks are routinely monitored to be within acceptable limits for the type and method of analysis used
▪	All results are reported to two decimal places
▪	The intercepts quoted are down-hole lengths and therefore might not represent the true widths of the mineralisation
▪	All intercepts are greater than 5 gramme-metres and are quoted using a 0.5 g/t gold lower cut-off, no upper cut-off and less than 4m of internal dilution (<0.5 g/t gold)